[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 24, 2016

Dominic Minore

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Invesco Senior Income Trust (the “Fund”)
Registration Statement on Form N-2
File Numbers 333-205755; 811-08743

Dear Mr. Minore:

Thank you for your comments received May 10, 2016, regarding pre-effective amendment no. 1 (the “Amendment”) to the registration statement on Form N-2 (the “Registration Statement”) filed by Invesco Senior Income Trust (the “Fund”) on March 23, 2016. We have considered your comments to the Amendment and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Amendment.

Comment 1:	We believe that the Fund’s name is subject to Rule 35d-1 under the Investment Company Act of 1940. Therefore, include in the Prospectus disclosure that the Fund will not change its 80% policy without providing at least 60 days’ written notice to shareholders.

Response 1:	The Fund confirms that the Fund will not change its 80% policy without providing at least 60 days’ written notice to shareholders and has added disclosure to that effect in the Prospectus.

Comment 2:	The information disclosed under “NYSE Market Price Per Share” continues to contain the same high and low prices per share for certain quarterly presentations. Please revise to reflect the highest and the lowest NYSE Market Price Per Share during each of the quarterly periods presented.

Response 2:	The Fund has corrected the typographical error that resulted in “NYSE Market Price Per Share” showing the same high and low prices and updated the chart accordingly.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to Amanda Roberts of Invesco at (404) 439-3214 or the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

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